UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of October, 2003

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[Logo]                                          THIRD QUARTER 2003 RESULTS
                                                FOR IMMEDIATE RELEASE

             GRUPO TELEVISA REPORTS THIRD QUARTER 2003 RESULTS

HIGHLIGHTS
>>   Net Sales Increased 3.3% and EBITDA Grew 15.9%.

>> CONSOLIDATED AND TELEVISION BROADCASTING EBITDA MARGINS REACHED RECORD THIRD QUARTER LEVELS OF 32.6% AND 43.0%, RESPECTIVELY

>>   OPERATING INCOME INCREASED 19.3%

>>   NET INCOME ROSE 74.3%

>> FITCH UPGRADED GRUPO TELEVISA'S LOCAL CURRENCY RATING TO "BBB" AND THE NATIONAL SCALE RATING TO "AA+(MEX)"; FOREIGN CURRENCY RATING AFFIRMED AT "BBB-"

>> INNOVA SUCCESSFULLY ISSUED U.S.$300 MILLION 10-YEAR SENIOR NOTES WITH A COUPON RATE OF 9.375%, GENERATING U.S.$9.3 MILLION ANNUAL CASH INTEREST EXPENSE SAVINGS

CONSOLIDATED RESULTS

Mexico City, D.F., October 22, 2003 -- Grupo Televisa,  S.A. (NYSE:TV; BMV:
TLEVISA CPO) today announced results for the third quarter of 2003. The results, shown in the attached tables on pages 9-11 are in millions of Mexican pesos, have been prepared in accordance with Mexican GAAP and are adjusted to pesos in purchasing power as of September 30, 2003.

The following table sets forth a condensed Statement of Income in millions of Mexican pesos, the percentage that each line represents of net sales, and the percentage change for the third quarter of 2003 compared with the third quarter of 2002:

------------------------------------------------------------------------------
                                     3Q     Margin     3Q    Margin   Change
                                    2003       %      2002      %       %
------------------------------------------------------------------------------
Net Sales(1)                       5,626.1   100.0   5,444.0  100.0    3.3
EBITDA(2)                          1,832.8    32.6   1,581.3   29.0    15.9
Operating Income                   1,436.1    25.5   1,203.9   22.1    19.3
Net Income                           686.0    12.2     393.5    7.2    74.3
-------------------------------------------------------------------------------

        (1) See "Results by Business Segment" for information regarding segment results.

        (2) EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

The 3.3% increase in net sales was attributable to several factors: i) 5.7% revenue growth in the Television Broadcasting segment; ii) 19.8% revenue increase in the Publishing Distribution segment; iii) 64.4% increase in Radio sales; iv) 11.2% sales increase in the Programming for Pay Television segment; v) 6.4% increase in the Programming Licensing segment revenues; and vi) 3.7% sales increase in the Publishing segment. These increases were partially offset by a 14.0% revenue reduction in the Cable Television segment and a 28.6% sales decrease in the Other Businesses segment.

EBITDA increased 15.9%, a record for any third quarter in the Company's history and the second consecutive quarter in which the Company reported record EBITDA. Consolidated EBITDA margin increased to 32.6%, reflecting
EBITDA growth in most of our business segments, including Television Broadcasting, Programming Licensing, Radio, Publishing and Programming for Pay Television, partially offset by EBITDA declines in the Other Businesses, Cable Television and Publishing Distribution segments. In addition, operating income increased 19.3%, reflecting higher sales and reductions of 1.9% in cost of sales and 1.4% in operating expenses.

Net income increased to Ps.686.0 million in the third quarter of 2003 compared with Ps.393.5 million in last year's comparable period. The net increase of Ps.292.5 million, or 74.3%, reflected a Ps.232.2 million increase in operating income; a Ps.86.7 million decrease in integral cost of financing; a Ps.79.3 million decrease in restructuring and non-recurring charges; a Ps.54.5 million decrease in other expense-net; and a Ps.12.0 million decrease in income taxes. These favorable changes were partially offset by a Ps.177.2 million increase in equity in losses of affiliates.

RESULTS BY BUSINESS SEGMENTS

The following  tables set forth the net sales,  EBITDA and operating income
(loss) in millions of Mexican pesos for each of the Company's business segments for the third quarters ended September 30, 2003 and 2002:


-----------------------------------------------------------------------------
Net Sales                           3Q       %        3Q       %     Change
                                   2003              2002               %
------------------------------------------------------------------------------
Television Broadcasting          3,687.6    64.7   3,488.3    63.5      5.7
Programming for Pay Television     174.9     3.1     157.3     2.9     11.2
Programming Licensing              394.6     6.9     371.0     6.8      6.4
Publishing                         444.1     7.8     428.1     7.8      3.7
Publishing Distribution            448.8     7.9     374.5     6.8     19.8
Cable Television                   236.5     4.1     275.1     5.0    (14.0)
Radio                               56.4     1.0      34.3     0.6     64.4
Other Businesses                   258.9     4.5     362.8     6.6    (28.6)
SEGMENT REVENUES                 5,701.8   100.0   5,491.4   100.0      3.8
Intersegment Operations1           (75.7)            (47.4)           (59.7)
CONSOLIDATED REVENUES            5,626.1           5,444.0              3.3
-------------------------------------------------------------------------------


------------------------------------------------------------------------------
EBITDA                              3Q     Margin     3Q    Margin   Change
                                   2003      %       2002      %        %
------------------------------------------------------------------------------
Television Broadcasting          1,586.7    43.0   1,396.2    40.0     13.6
Programming for Pay Television      51.7    29.6      34.5    21.9     49.9
Programming Licensing              126.7    32.1      70.3    18.9     80.2
Publishing                          84.5    19.0      67.0    15.7     26.1
Publishing Distribution             (0.2)    0.0       9.6     2.6   (102.1)
Cable Television                    72.0    30.4      88.1    32.0    (18.3)
Radio                                2.8     5.0     (22.0)  (64.1)   112.7
Other Businesses                   (56.3)  (21.7)    (28.9)   (8.0)   (94.8)
Corporate Expenses                 (35.1)   (0.6)    (33.5)   (0.6)    (4.8)
SEGMENT EBITDA                   1,832.8    32.1   1,581.3    28.8     15.9
CONSOLIDATED EBITDA              1,832.8    32.6   1,581.3    29.0     15.9
------------------------------------------------------------------------------


------------------------------------------------------------------------------
Operating Income (Loss)             3Q     Margin     3Q     Margin   Change
                                   2003      %       2002      %        %
------------------------------------------------------------------------------
Television Broadcasting          1,345.9    36.5   1,151.5    33.0     16.9
Programming for Pay Television      40.7    23.3      23.6     4.8     72.5
Programming Licensing              124.7    31.6      67.7    18.2     84.2
Publishing                          79.7    17.9      60.8    14.2     31.1
Publishing Distribution             (5.4)   (1.2)      4.6     1.2   (217.4)
Cable Television                    26.8    11.3      52.0    18.9    (48.5)
Radio                               (1.1)   (2.0)    (26.6)  (77.6)    95.9
Other Businesses                  (140.1)  (54.1)    (96.2)  (26.5)   (45.6)
Corporate Expenses                 (35.1)   (0.6)    (33.5)   (0.6)    (4.8)
SEGMENT OPERATING INCOME         1,436.1    25.2   1,203.9    21.9     19.3
CONSOLIDATED OPERATING INCOME    1,436.1    25.5   1,203.9    22.1     19.3
--------------------------------------------------------------------------------


(1) Intersegment operations: For segment reporting purposes, intersegment operations are included in each of the segment operations.

TELEVISION     The 5.7%  sales  increase  in  the  Television  Broadcasting
BROADCASTING   segment  during the third  quarter of 2003 compared with the same period last year was mainly attributable to two factors: i) an increase in advertising time sold; and ii) an increase of 11.9% in local sales, driven mainly by Channel
               4TV.

               Television Broadcasting EBITDA increased 13.6% to an unprecedented third quarter EBITDA of Ps.1,586.7 million. This growth was achieved through higher sales and a slight decrease in cost of sales, partially offset by higher operating expenses. In addition, operating income rose 16.9% due to a 1.6% reduction in depreciation and amortization costs.

PROGRAMMING    The  11.2%  increase  in  sales  for   Programming  for  Pay
FOR PAY        Television  resulted from both higher  revenues from signals
TELEVISION     sold  to  pay  television   systems  in  Mexico  and  higher
               advertising sales in Mexico.

               Operating income climbed 72.5% due to higher sales, lower operating expenses primarily reflecting a decrease in commissions, and a reduction of doubtful trade accounts in Latin America, partially offset by higher costs of signals bought from third parties.

PROGRAMMING    The third  quarter's 6.4% increase in Programming  Licensing
LICENSING      sales was  attributable to an increase in the royalties paid to the  Company by  Univision  under the  Univision  Program
               License Agreement, which amounted to U.S.$24.8 million. This increase was partially offset by lower export sales mainly to Latin America and Europe.

               Operating income grew 84.2% reflecting higher sales, lower cost of sales, and lower operating expenses, due to a reduction of doubtful trade accounts in Latin America.

PUBLISHING     Publishing sales increased 3.7% due to higher circulation of
               magazines   sold  in  Mexico,   as  well  as  the   positive
               translation effect on foreign-currency denominated sales, which amounted to Ps.12.4 million. These increases were partially offset by lower circulation of magazines sold abroad, and fewer advertising pages sold in Mexico and abroad.

               Publishing operating income increased 31.1% due to higher sales and a reduction in cost of sales resulting from reduced magazine returns that in turn reflected effective advertising campaigns and point of sales promotions, partially offset by higher operating expenses.

PUBLISHING     The 19.8%  increase  in  Publishing  Distribution  sales was
DISTRIBUTION   driven  by: i) higher  distribution  sales  abroad;  ii) the positive translation effect on foreign-currency  denominated sales, which amounted to Ps.25.0 million; and iii) increased circulation  of magazines  published by the Company and sold in Mexico.  These  increases were partially  offset by lower sales of magazines  published  by third  parties and sold in
               Mexico.

               The operating result decreased by Ps.10.0 million to an operating loss of Ps.5.4 million due to higher cost of sales and operating expenses, related to an increase in doubtful trade accounts, partially offset by higher sales.

CABLE          Cable  Television sales decreased 14.0% due to a decrease in
TELEVISION     subscribers during the third quarter of 2003. The subscriber base decreased to approximately 383,000, of which more than 63,100 had digital service as of September 30, 2003.
               Cablevision will start implementing a phased program to digitalize its service over the next two years.

               Operating income decreased 48.5% due to lower sales and higher depreciation and amortization costs related to the network upgrade and related equipment. This decrease was partially offset by a 15.5% decrease in cost of sales.

RADIO Radio sales increased 64.4% over last year's third quarter due to higher advertising time sold especially during newscasts. The Radio segment, already showing positive signs of last year's restructuring initiatives, is benefiting from improved ratings and increased sales efforts by its new advertising sales force.

               Operating losses decreased to Ps.1.1 million in the third quarter from Ps.26.6 million in the 2002 comparable period. The improvement reflected higher sales and a decrease in costs of sales due to a reduction in headcount, partially offset by higher operating expenses related to higher commissions paid to its sales force.

OTHER          The 28.6% decrease in Other  Businesses  sales was primarily
BUSINESS       due to lower  sales in the  feature  film  distribution  and nationwide paging businesses, partially offset by higher sales from the sporting events production business.

               Operating losses increased to Ps.140.1 million in the third quarter from Ps.96.2 million in last year's comparable period, reflecting lower sales and higher operating expenses, partially offset by lower cost of sales.

SKY Innova, S. de R.L. de C.V., is a non-consolidated business of Grupo Televisa and the pay-TV market leader in Mexico. It provides direct-to-home satellite television services under the SKY brand name. Financial and operating unaudited highlights of Innova, of which Televisa owns 60%, News Corp. 30%, and Liberty Media 10%, are as follows:

                    o The number of gross active subscribers increased 12.7% to 826,100, including 46,850 commercial subscribers, as of September 30, 2003, compared with 732,700, including 33,700 commercial subscribers, as of September 30, 2002.
                    o Revenues increased 5.3% to Ps.931.8 million in the third quarter of 2003 compared with the same period of 2002, mainly due to the growth of its subscriber base.
                    o EBITDA for the third quarter of 2003 increased 10.8% to Ps.293.6 million compared with the same period of 2002. As a result, EBITDA margin increased 150 basis points to 31.5%.
                    o EBIT (operating income) for the third quarter of 2003 improved 106.7% to Ps.92.0 million compared with the same period of 2002. As a result, EBIT (operating income) margin increased 490 basis points to 9.9% in the third quarter of 2003.
                    o Innova did not require additional funding from its shareholders during the third quarter of 2003 as a result of its positive cash flow from operations and the current balance of cash resources available. This marks six straight quarters that Innova has not required shareholder funding, and it does not expect to require shareholder funding in the fourth quarter of 2003.
                    o Standard & Poor's and Moody's upgraded Innova from B-/B3 (Stable/Stable) to B+/B2 (Positive/Stable).
                    o Shareholder loans of approximately U.S.$310 million plus accrued interest of approximately U.S.$81 million were capitalized.
                    o Innova successfully issued U.S.$300 million 10-year Senior Notes at 9.375%. The net proceeds of the offering were used to redeem U.S.$287.0 million in aggregate principal amount of its 12 7/8% Senior Notes due 2007, and to pay a redemption premium, taxes, fees and expenses related to the transaction. This transaction improved Innova's debt profile, generating
                         U.S.$9.3 million annual gross cash interest expense savings, and extends the maturity of its debt.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING
The following table sets forth the Integral Cost of Financing for the three months ended September 30, 2003 and 2002, in millions of Mexican pesos:

-------------------------------------------------------------------------------
                                       3Q         3Q       INCREASE     CHANGE
                                      2003       2002     (DECREASE)       %

-------------------------------------------------------------------------------

Interest expense                     320.7      358.8       (38.1)     (10.6)
Interest income                     (155.8)    (145.6)       10.2        7.0
Foreign exchange loss - net          229.8      102.5       127.3      124.2
Foreign exchange loss - hedged      (344.1)    (169.9)     (174.2)       N/A
Gain from monetary position - net    (14.3)     (22.8)        8.5       37.3
-------------------------------------------------------------------------------
                                      36.3      123.0       (86.7)     (70.5)
-------------------------------------------------------------------------------


The expense attributable to the integral cost of financing decreased by Ps.86.7 million, or 70.5%, to Ps.36.3 million for the third quarter ended September 30, 2003, from Ps.123.0 million for last year's comparable period. This variance reflects: i) a Ps.38.1 million decrease in interest expense, primarily as a result of a decrease in interest rates in the third quarter of 2003 compared with the third quarter of 2002, a decrease in the restatement of UDI's as a result of lower inflation in the third quarter of 2003, as well as a net gain attributable to interest swap contracts outstanding in the third quarter of 2003; ii) a Ps.10.2 million increase in interest income, primarily as a result of a higher average amount of temporary investments during the third quarter of 2003 compared with the third quarter of 2002, which was partially offset by a decrease in interest rates applicable to these temporary investments in the third quarter of 2003 compared with the same period of last year; and iii) a Ps.174.2 million favorable hedge effect in the third quarter of 2003 compared with the third quarter of 2002, resulting from an increase in the foreign exchange loss related to the Company's U.S.$600 million long-term debt maturing in 2011 and 2032, which is being hedged by the Company's net investment in Univision. These decreases in the integral cost of financing were partially offset by a Ps.127.3 million increase in net foreign exchange loss in the third quarter of 2003 compared with the third quarter of 2002, primarily due to the 5.46% depreciation of the Mexican peso compared with the U.S. dollar during the third quarter ended September 30, 2003, versus a 2.74% depreciation of the Mexican peso compared with the U.S. dollar during the third quarter ended September 30, 2002, and a Ps.8.5 million decrease in the gain from monetary position in the third quarter of 2003 compared with the third quarter of 2002, primarily as a result of a reduction in the Company's net liability monetary position in the third quarter of 2003 compared with the same period of last year.

RESTRUCTURING AND NON-RECURRING CHARGES
Restructuring and non-recurring charges decreased by Ps.79.3 million, or 65.6%, to Ps.41.6 million for the third quarter of 2003 from Ps.120.9 million for last year's comparable period. This decrease primarily reflects the non-recurring charge taken in the third quarter of 2002 in connection with the write-off of exclusive rights letters for soccer players and a decrease in charges related to work force lay-offs in the third quarter of 2003 compared with the third quarter of 2002.

OTHER EXPENSE-NET
Other expense-net decreased by Ps.54.5 million to Ps.203.0 million for the third quarter of 2003 from Ps.257.5 million in last year's comparable period. The decrease primarily reflects a gain on exchange of the remaining shares held by the Company in its former DTH venture in Spain and a reduction in financial advisory and professional services. This decrease was partially offset by an increase in donations made by the Company in the third quarter of 2003.

INCOME TAXES
Income tax, assets tax and employees' profit sharing decreased by Ps.12.0 million to a tax provision of Ps.155.9 million for the third quarter of 2003 from Ps.167.9 million for last year's comparable period. This decrease primarily reflected the use of tax loss carry-forwards in the second half of 2003, which effect was partially offset by an increase in consolidated assets tax, which is higher than consolidated income tax, as a result of an increased assets tax base for 2003 compared with 2002.

EQUITY IN LOSSES OF AFFILIATES-NET
Equity in losses of affiliates increased by Ps.177.2 million to Ps.310.3 million for the third quarter of 2003 from Ps.133.1 million for the third quarter of 2002. This change primarily reflects the recognition of additional equity losses in Innova to maintain the Company's liability position up to the amount of guarantees made by the Company in connection with certain capital lease obligations of this DTH joint venture; as well as the recognition in the third quarter of 2003 of equity losses in DTH TechCo Partners ("TechCo") as a result of economic and financial difficulties of certain DTH related parties in Latin America to which TechCo provides technical services, including Sky Multi-Country Partners ("MCOP"). These unfavorable variances were partially offset by the discontinuation in December 2002 of recognizing additional equity losses in excess of the Company's guaranteed commitments for certain indebtedness of MCOP, the DTH joint venture with current operations in Colombia and Chile; as well as higher equity in income of Univision.

On September 9, 2003, Innova capitalized all of the amounts due to the Company for an amount of Ps.2,560.9 million in connection with long-term loans provided to Innova by the Company in prior years and related accrued interest.

MINORITY INTEREST
Minority interest decreased by Ps.15.9 million to Ps.3.0 million for the third quarter of 2003 from Ps.18.9 million for the third quarter of 2002. This decrease primarily reflects a decrease in the net income of the Company's Cable Television segment, partially offset by a decrease in the net loss of the Company's Radio segment for the third quarter of 2003 compared with the third quarter of 2002.

OTHER RELEVANT INFORMATION

CREATION OF THE EXECUTIVE OFFICE OF THE CHAIRMAN
Televisa announced today that its Board of Directors approved the creation of an Executive Office of the Chairman that will consist of Mr. Emilio Azcarraga Jean, Chairman of the Board and Chief Executive Officer, and Messrs. Alfonso de Angoitia and Bernardo Gomez, Executive Vice-Presidents. The Executive Office of the Chairman will be responsible for overseeing all Televisa operations, strategic planning, new business initiatives in Mexico and abroad, and setting operating policies for the companies of the Group.

Mr. Jose Baston, Corporate Vice President of Television, will continue to operate the Television business as a whole, including production, programming, sales and exports, and will assume responsibility over the local television stations and the Programming for Pay Television segment.

In addition, Mr. de Angoitia will be Chairman of the Finance Committee, in charge of defining and implementing the financial and administrative policies of the companies of the Group.

The Board of Directors also appointed Mr. Salvi Folch as Televisa's Chief Financial Officer, who will report directly to Mr. de Angoitia. Mr. Folch has been with Grupo Televisa since year 2000. For the past 2 years he has served as Vice President of Financial Planning and Budget Control. Before he served as Vice Chairman of the Mexican Banking and Securities Commission. He has a degree in Economics and an MBA from London Business School.

The aforementioned appointments will become effective January 1, 2004.

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS
In the third quarter of 2003, the Company invested approximately U.S.$12.3 million in property, plant and equipment as capital expenditures, of which approximately U.S.$3.0 million is related to Cablevision. Additionally, in the third quarter of 2003 the Company made capital contributions of approximately U.S.$2.5 million in "TuTv", a 50% joint venture with Univision for distribution of the Company's Spanish-speaking programming packages in the United States, and provided funding of approximately
U.S.$3.6 million in long-term loans to its Latin American DTH joint ventures. Innova has not required shareholder funding for the past six quarters and does not expect to require loans or cash equity contributions from its shareholders in the fourth quarter of 2003.

DEBT
As of September 30, 2003, the Company's long-term debt maturities amounted to Ps.14,500.2 million, and the current portion of long-term debt was Ps.284.3 million, compared with Ps.13,634.7 million and Ps.1,276.2 million, respectively, as of September 30, 2002.

On September 18, 2003 Fitch Ratings upgraded Grupo Televisa, S.A.'s international scale local currency rating to "BBB" from "BBB-" and the national scale rating to "AA+(mex)" from "AA(mex)". Additionally, Fitch affirmed Grupo Televisa's international scale foreign currency unsecured debt ratings of "BBB-". The outlook on all three ratings is "Stable".

MERGER OF UNIVISION AND HISPANIC BROADCASTING CORPORATION
On September 22, 2003, Univision Communications Inc. ("Univision") and Hispanic Broadcasting Corporation ("HBC"), the leading Spanish-language radio group in the United States, announced that they received clearance from the U.S. Federal Communications Commission to complete a proposed merger of their businesses. Following this approval, the HBC common stock was converted into 0.85 shares of Univision Class A common stock, giving HBC shareholders approximately 26.5% of Univision's fully diluted economic ownership.

As a result of this merger, the Group's ownership in Univision was diluted to 10.9% on a fully diluted basis (and to 9.4% on a current ownership basis). However, the Group will increase the carrying value of its investment in Univision by recognizing a net comprehensive income from this merger in the fourth quarter of 2003, following the reporting by Univision of the merger effects on its stockholders' equity as of September 30, 2003. Based on Univision's preliminary estimates using June 30, 2003 as the merger date, the increase in the Group's investment in Univision on a pro forma basis would have been approximately U.S.$252 million.

SHARE BUYBACK PROGRAM
Since the  implementation  of our most recently  announced share repurchase
program,   through   October  22,   2003,   the  Company  has   repurchased
approximately 94.8 million shares in the form of 31.6 million CPOs for approximately Ps.520.3 million.

TELEVISION RATINGS AND AUDIENCE SHARE
National urban ratings and audience share reported by IBOPE confirm that in the third quarter of 2003, Televisa continued to deliver strong ratings and audience shares. During weekday prime time (19:00 to 23:00 - Monday to Friday), audience share amounted to 71.5%; in prime time (16:00 to 23:00 - Monday to Sunday), audience share amounted to 70.0%; and in sign-on to sign-off (6:00 to 24:00 - Monday to Sunday), audience share amounted to 71.4%.

Additionally, during the third quarter of 2003, Televisa aired 88 of the 100 most popular programs. Channel 2 continues to be the leader in Mexican television largely due to the success of the telenovelas: "Amor Real," "Velo de Novia," and "Clase 406." Moreover, Televisa continues to successfully air "reality shows" such as "Fear Factor," and on September 28, 2003, launched its second edition of "Big Brother VIP."

OUTLOOK FOR 2003
Considering  our year to date  results,  we expect to  exceed  our  initial guidance for the year. We now expect our 2003 Television Broadcasting segment and Consolidated EBITDA margins to reach 41.5% and 31.5%, respectively.

Grupo Televisa S.A., is the largest media company in the Spanish-speaking world, and a major player in the international entertainment business. It has interests in television production and broadcasting, programming for pay television, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and show business promotions, paging services, feature film production and distribution, dubbing, and the operation of a horizontal Internet portal. Grupo Televisa also has an unconsolidated equity stake in Univision, the leading Spanish-language television company in the United States.

This press release contains forward-looking statements regarding the Company's results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in "Item 3. Key Information - Forward-Looking Statements" in the Company's Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

  (Please see attached tables for financial information and ratings data)

                                    ###

CONTACTS:
     INVESTOR RELATIONS:
     Michel Boyance / Alejandro Eguiluz
     Grupo Televisa, S.A.
     Av. Vasco de Quiroga No. 2000
     Colonia Santa Fe
     01210 Mexico, D.F.
     (5255) 5261-2000

                              [OBJECT OMITTED]


                           GRUPO TELEVISA, S. A.
 CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
  (Millions of Mexican pesos in purchasing power as of September 30, 2003)

                                                         September 30,           December 31,
                                                             2003                   2002
                                                          (Unaudited)            (Audited)
                                                       ---------------          -------------
          ASSETS
Current:
     Available:
          Cash                                      Ps.        245.5            Ps.   1,650.3
          Temporary investments                              9,441.7                  7,338.9
                                                    -----------------         ---------------
                                                             9,687.2                  8,989.2

     Trade notes and accounts receivable-net                 3,303.4                  9,784.0
     Other accounts and notes receivable-net                   940.3                    887.8
     Due from affiliated companies-net                         366.6                    -
     Transmission rights, programs,
        production talent advances and films                 3,488.5                  3,498.9
     Inventories                                               480.2                    520.4
     Other current assets                                      372.8                    440.1
                                                    -----------------         ---------------
       Total current assets                                18,639.0                  24,120.4


     Transmission rights, programs, literary works           5,068.7                  4,948.9

     Investments                                             3,379.6                  3,103.0

     Property, plant and equipment-net                      15,324.6                 15,696.7

     Goodwill and trademarks-net                             8,112.5                  8,149.7

     Deferred costs-net                                      1,146.5                  1,389.0

     Other assets                                              334.5                     366.8
                                                    -----------------          ---------------

       Total assets                                 Ps.     52,005.4            Ps.   57,774.5
                                                    =================           ===============



                              [OBJECT OMITTED]

                           GRUPO TELEVISA, S. A.
 CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
  (Millions of Mexican pesos in purchasing power as of September 30, 2003)

                                                        September 30,           December 31,
                                                             2003                   2002
                                                          (Unaudited)            (Audited)
                                                       ---------------          -------------
          LIABILITIES

Current:
     Current portion of long-term debt              Ps.        284.3          Ps.   1,268.4
     Trade accounts payable                                  1,956.6                2,279.9
     Customer deposits and advances                          6,197.9               11,815.5
     Taxes payable                                             273.0                  906.8
     Accrued interest                                          204.1                  314.6
     Other accrued liabilities                               1,144.9                  836.2
     Due to affiliated companies and related                     -                     60.0
       parties-net
                                                    ----------------          ---------------
          Total current liabilities                         10,060.8               17,481.4
Long-term debt                                              14,500.2               13,652.7
Customer deposits and advances                                 214.8                  208.4
Other long-term liabilities                                    893.9                  778.0
Deferred taxes                                               1,296.5                2,082.8
DTH joint ventures                                           1,674.6                1,683.1
Pension plans and seniority premiums                           159.5                   72.4
                                                    ----------------          ---------------
          Total liabilities                                 28,800.3               35,958.8
                                                    ----------------          ---------------
          STOCKHOLDERS' EQUITY

Majority interest:
     Capital stock, no par value:
          Issued                                             7,761.0                7,789.3
          Repurchased                                         (283.8)                (250.8)
                                                    ----------------          ---------------
          Outstanding                                        7,477.2                7,538.5

     Additional paid-in capital                                221.4                  221.4
                                                    ----------------          ---------------
                                                             7,698.6                7,759.9
                                                    ----------------          ---------------
      Retained earnings:
          Legal reserve                                      1,249.1                1,211.3
          Reserve for repurchase of shares                   5,219.1                5,644.0
          Unappropriated earnings                           10,610.9               10,431.9
          Accumulated other comprehensive loss              (4,976.5)              (5,152.0)
          Net income for the period                          2,217.0                  754.8
                                                    ----------------          ---------------
                                                            14,319.6               12,890.0
                                                    ----------------          ---------------
          Total majority interest                           22,018.2               20,649.9
Minority interest                                            1,186.9                1,165.8
                                                    ----------------          ---------------
          Total stockholders' equity                        23,205.1               21,815.7
                                                    ----------------          ---------------
          Total liabilities and stockholders'       Ps.     52,005.4          Ps.  57,774.5
            equity                                  ================          ===============



                              [OBJECT OMITTED]
                           GRUPO TELEVISA, S. A.
            CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND
               NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
  (Millions of Mexican pesos in purchasing power as of September 30, 2003)


                                       Three months ended September 30,    Nine months ended September 30,
                                          2003              2002              2003             2002
                                       (Unaudited)      (Unaudited)        (Unaudited)       (Unaudited)
                                       ---------------   ---------------   ---------------  ---------------

Net sales                              Ps.    5,626.1    Ps.    5,444.0    Ps.   16,272.3   Ps.   15,546.4

Cost of sales                                 3,065.1           3,124.0           8,923.4          9,084.6
                                       ---------------   ---------------   ---------------  ---------------
     Gross profit                             2,561.0           2,320.0           7,348.9          6,461.8
                                       ---------------   ---------------   ---------------  ---------------
Operating expenses:
     Selling                                    397.6             409.3           1,146.8          1,203.9
     Administrative                             330.6             329.4           1,035.0          1,025.4
                                       ---------------   ---------------   ---------------  ---------------
                                                728.2             738.7           2,181.8          2,229.3
                                        ---------------   ---------------   ---------------  ---------------
EBITDA(1)                                     1,832.8           1,581.3           5,167.1          4,232.5
Depreciation and amortization                   396.7             377.4           1,153.6          1,098.1
                                       ---------------   ---------------   ---------------  ---------------
Operating income                              1,436.1           1,203.9           4,013.5          3,134.4
                                       ---------------   ---------------   ---------------  ---------------
Integral cost of financing:
     Interest expense                           320.7             358.8             978.3          1,025.3
     Interest income                           (155.8)           (145.6)           (514.3)          (471.5)
     Foreign exchange (gain) loss - net         229.8             102.5             225.3            501.9
     Foreign exchange result - hedged          (344.1)           (169.9)           (331.9)          (669.2)
     (Gain) loss from monetary
       position-net                             (14.3)            (22.8)             36.1            117.1
                                       --------------    --------------    --------------   --------------
                                                 36.3             123.0             393.5            503.6
                                       --------------    --------------    --------------   --------------
Restructuring and non-recurring charges          41.6             120.9             138.1            617.0
                                       ---------------   ---------------   ---------------  ---------------
Other expense-net                               203.0             257.5             215.7            685.4
                                       ---------------   ---------------   ---------------  ---------------
     Income before taxes                      1,155.2             702.5           3,266.2          1,328.4
                                       ---------------   ---------------   ---------------  ---------------
Income tax and assets tax                       154.8             161.9             745.9            158.8
Employees' profit sharing                         1.1               6.0               4.2             21.4
                                       ---------------   ---------------   ---------------  ---------------
                                                155.9             167.9             750.1            180.2
                                       ---------------   ---------------   ---------------  ---------------
     Income before equity in results
        of affiliates, income from
        discontinued operations and
        minority interest                       999.3             534.6           2,516.1          1,148.2
Equity in losses of affiliates-net             (310.3)           (133.1)           (303.7)          (527.7)
Income from discontinued operations-net          -                 10.9              -             1,125.6
Minority interest                                (3.0)            (18.9)              4.6            (31.8)
                                       ---------------   ---------------   ---------------  ---------------
     Net income                        Ps.      686.0    Ps.      393.5    Ps.    2,217.0   Ps.    1,714.3
                                       ===============   ===============   ===============  ===============


(1) EBITDA is defined as earnigns before interest, taxes, depreciation and amortization.



NATIONAL URBAN RATINGS AND AUDIENCE SHARE FOR 3RD AND 4TH QUARTERS OF 2002 AND 1ST, 2ND AND 3RD QUARTERS OF 2003(1):



        SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

------------------------------------------------------------------------------------------
                    JUL      AUG      SEP      OCT     NOV     DEC    2002    JAN     FEB
------------------------------------------------------------------------------------------
Channel 2
Rating             12.2     11.8     11.6     11.5    11.3    10.5    11.8    11.5    11.3
Share (%)          31.8     31.3     31.0     30.8    29.7    29.6    31.5    30.9    30.1
Total
 Televisa(2)
Rating             29.7     27.6     27.3     26.9    27.3    25.6    27.9    27.0    26.7
Share (%)          77.6     73.5     72.9     72.1    71.5    72.3    74.4    72.6    70.9






        SIGN-ON TO SIGN-OFF -- 6:00 TO 24:00, MONDAY TO SUNDAY

-------------------------------------------------------------------------------------------
                   MAR     APR     MAY    JUN    2Q03     JUL    AUG     SEP    3Q03
-------------------------------------------------------------------------------------------

Channel 2
Rating             11.8     11.4     11.2     11.4    11.3    11.5    11.9    12.2    11.9
Share (%)          30.6     30.6     30.9     30.6    30.7    30.6    31.7    32.2    31.5
Total
 Televisa(2)
Rating             27.5     26.6     26.1     26.5    26.4    27.1    26.7    27.0    26.9
Share (%)          71.5     71.4     72.0     71.5    71.6    71.8    71.1    71.3    71.4






             PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)

------------------------------------------------------------------------------------------
                    JUL      AUG      SEP      OCT     NOV     DEC    2002    JAN     FEB
------------------------------------------------------------------------------------------
Channel 2
Rating             18.2     17.9     17.8     17.5    17.6    15.6    17.9    18.1    17.7
Share (%)          33.0     33.1     32.6     31.6    30.9    30.1    32.7    32.7    32.0
Total
  Televisa(2)
Rating             42.3     38.4     38.5     38.2    39.5    36.5    39.6    39.9    38.8
Share (%)          76.5     71.3     70.7     69.2    69.2    70.6    72.4    72.0    69.9
------------------------------------------------------------------------------------------


             PRIME TIME - 16:00 TO 23:00, MONDAY TO SUNDAY(3)


------------------------------------------------------------------------------------------
                    MAR     APR     MAY    JUN      2Q03      JUL      AUG    SEP     3Q03
------------------------------------------------------------------------------------------
Channel 2
Rating             17.9     17.6     17.3     18.0    17.7    17.9    18.5    18.5    18.3
Share (%)          32.1     32.9     33.1     33.2    33.1    33.1    34.4    34.0    33.8
Total
  Televisa(2)
Rating             38.7     37.3     36.6     37.6    37.2    38.2    37.6    37.9    37.9
Share (%)          69.6     69.8     69.9     69.2    69.6    70.4    69.7    69.8    70.0
------------------------------------------------------------------------------------------



             WEEKDAY PRIME TIME - 19:00 TO 23:00, MONDAY TO FRIDAY(3)


------------------------------------------------------------------------------------------
                    JUL      AUG      SEP      OCT     NOV     DEC    2002    JAN     FEB
------------------------------------------------------------------------------------------


Channel 2
Rating             20.8     22.3     22.8     21.4    21.0    19.4    21.8     22.0   23.0
Share (%)          33.6     37.2     37.2     34.7    32.6    33.2    35.2     34.6   35.7
Total
  Televisa(2)
Rating             48.0     43.5     43.7     42.3    45.2    42.6    45.0     47.2   46.6
Share (%)          77.5     72.5     71.2     68.4    70.1    73.0    72.5     74.4   72.2
------------------------------------------------------------------------------------------


             WEEKDAY PRIME TIME - 19:00 TO 23:00, MONDAY TO FRIDAY(3)


------------------------------------------------------------------------------------------
                    MAR     APR     MAY    JUN      2Q03      JUL      AUG    SEP     3Q03
------------------------------------------------------------------------------------------


Channel 2
Rating             24.2     24.0     23.6     24.3    24.0    22.8    24.7    23.8    23.7
Share (%)          37.6     39.4     39.6     38.8    39.3    36.9    39.5    37.9    38.1
Total
  Televisa(2)
Rating             46.2     44.7     43.4     44.9    44.3    44.0    44.8    44.8    44.5
Share (%)          71.8     73.4     72.8     71.7    72.6    71.3    71.7    71.4    71.5
------------------------------------------------------------------------------------------



1) National urban ratings and audience share are certified by IBOPE and are based upon IBOPE's national surveys, which are calculated, seven days a week, in Mexico City, Guadalajara, Monterrey and 25 other cities with a population of over 400,000 people. "Ratings" for a period refers to the number of television sets tuned into the Company's programs as a percentage of the total number of all television households. "Audience share" is the number of television sets tuned into the Company's programs as a percentage of the number of households watching conventional over-the-air television during that period, without regard to the number of viewers.

2) "Total Televisa" includes the Company's four networks as well as all local affiliates (including affiliates of Channel 4, most of which receive only a portion of their daily programming from Channel 4). Programming on affiliates of Channel 4 is generally broadcast in 12 of the 28 cities that are covered by national surveys. Programming on Channel 9 affiliates is broadcast in all of the cities that are covered by national surveys.

3) "Televisa Prime Time" is the time during which the Company generally charges its highest rates for its networks.




                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GRUPO TELEVISA, S.A.
                                        ------------------------------------
                                               (Registrant)


Dated:  October 23, 2003                By  /s/ Jorge Lutteroth Echegoyen
                                           ---------------------------------
                                        Name:   Jorge Lutteroth Echegoyen
                                        Title:  Controller, Vice-President